Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2008

Mr. C. Kirk Peacock
CFO and Treasurer
21900 Burbank Boulevard
3rd Floor
Woodland Hills, CA 91367

Re: ImmunoCellular Therapeutics, Inc.
        Form 10-Q for the period ended March 31, 2008
        Form 10-Q for the period ended June 30, 2008
        File No. 033-17264-NY

Dear Mr. Peacock:
        We have completed our review of your Form 10-Q's and have no further comments at
this time.

                                Sincerely,

                                Gus Rodriguez
                                Accounting Branch Chief